Exhibit 99.5

February 8 2024

STANDARD LITHIUM REPORTS FISCAL SECOND

QUARTER 2024 RESULTS, SCHEDULES

INVESTOR UPDATE CALL

COMPANY CONTINUES TO ADVANCE STRATEGIC AND COMMERCIAL DISCUSSIONS; REPORTS NO DEBT OBLIGATIONS AND CASH ON-HAND

February 8, 2024 Vancouver, British Columbia. – Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV:SLI) (NYSE American:SLI) (FRA:S5L), a leading near-commercial lithium development company, today reported its financial and operating results for the fiscal second quarter ended December 31, 2023.

"In 2023, the lithium sector has been under pressure, with lithium prices experiencing a significant decrease from the all-time highs seen in 2022, a situation compounded by the prevailing interest rate environment and other macroeconomic factors," says Robert Mintak, CEO and Director of Standard Lithium. "Despite the industry-wide market challenge, the long-term fundamentals for lithium continue to be strong, particularly for projects situated in geopolitically stable regions such as the United States, where policy support and other key strategic advantages are enabling for project differentiation. The Smackover region, in particular, is attracting interest from major players in the global energy sector. Discussions around strategic partnerships, joint development opportunities, and long-term off-take are robust and moving forward. In response to these market dynamics, we are taking responsible and appropriate actions that are in the best interests of our shareholders, ensuring that Standard Lithium remains well-positioned to capitalize on what continues to be an exciting sector with extraordinary growth prospects."

Salah Gamoudi, Chief Financial Officer of Standard Lithium added: “Despite a challenging commodity price environment, we expect to sustain our current operations through fiscal year 2024 with our cash available on-hand and the strategic use of our ATM program in place. Our balance sheet remains strong, with no long-term debt obligations and positive working capital, giving us the flexibility and optionality to make prudent, disciplined decisions for our shareholders. We continue to evaluate and pursue attractive, non-dilutive financing options with the guidance of our financial advisors, and as Robert mentioned, we are progressing discussions with potential strategic partners and off-takers. The need for additional capital at this point in our Company’s evolution is natural as we continue to advance our suite of projects in a responsible manner taking into account the various market dynamics, and with a focus on opportunities that are the most value accretive for our shareholders in the long-term.”

Highlights of the Second Fiscal Quarter Ended December 31, 2023

●	Appointed key executives to the leadership team to support the Company’s next stage of development and growth. Salah Gamoudi was appointed as Chief Financial Officer and Michael Barman joined as Chief Development Officer. Mr. Gamoudi brings extensive experience from the oil and gas sector, including a transformative tenure at Sandridge Energy that successfully generated significant value for it shareholder. He is expected to lead the financing strategy as well as enhance the Company’s accounting and investor relations functions. Mr. Barman brings nearly 20 years of experience advising senior executives and their boards, most recently serving as Managing Director in Investment Banking at Stifel Nicolaus Canada Inc. (formerly GMP Securities L.P.). He is leading late-stage discussions related to project partnerships and off-take agreements.
●	Released the results of the Company’s fully optimized and proven DLE Process. During a representative period of continuous operation the LiPROTM LSS achieved an average lithium recovery of 96.1% and rejected, on average, over 99% of key contaminants including over 95% of boron.
●	Concluded East Texas drilling program that yielded the highest-ever reported lithium brine values in North America. The Company identified a globally-significant lithim brine asset with confirmed lithium concentrations of up to 806 mg/L and an average grade of 644 mg/L from three newly drilled wells. In addition, the results included highly elevated concentrations of potassium and bromine, demonstrating the potential for significant upside.
●	Secured lithium brine production rights on South West Arkansas (“SWA”) Project. The Company exercised it’s option with TETRA Technologies, Inc. and secured exclusive brine production rights on approximately 27,000 net acres of brine leases included within the footprint of the SWA Project. The Company is now progressing the SWA through front-end engineering design (“FEED”) and the Definitive Feasiblity Study (“DFS”) stages. Subsequent to the fiscal second quarter-end, the Company selected Ausenco Engineering Canada ULC to lead the FEED and DFS studies for the project.
●	Progressed the Company’s first commercial lithium project with the filing of Phase 1A’s Definitive Feasiblity Study. The Phase 1A Project located in El Dorado, Arkansas is expected to initially produce 5,700 tonnes per annum (“tpa”) of battery-quality lithium carbonate over a 25-year operating life.
●	Engaged Citi for strategic financing and partnerships for the development of the Phase 1A Project, as well as advancing the South West Arkansas Project and initiatives in East Texas. LANXESS communicated it’s plans to commercialize its role in the Phase 1A Project with agreements under negotiation for brine supply, site lease, and infrastructure services, key to defining the operational framework.
●	During the quarter, the Company commenced an at-the-market offering program, issuing a total of 100,100 common shares on the TSX Venture Exchange and 1,326,259 common shares on the NYSE American LLC, providing gross proceeds of Ca$0.3 million and US$3.3 million, respectively.
●	The Company has no term or revolving debt obligations as of December 31, 2023.
●	Cash and equivalents and working capital of Ca$15.8 million and Ca$5.7 million, respectively, as of second fiscal quarter end, and in combination with the prudent and strategic use of our at-the-market offering program as a tool to fund any short term financing needs, are expected to sustain the Company through the 2024 fiscal year.

Consolidated Financial Statements

The Company’s interim financial statements and management's discussion and analysis for the second quarter 2024 ended December 31, 2023, are available on the Company's website at https://www.standardlithium.com/ and under the Company’s profiles on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

Q2 FISCAL RESULTS CONFERENCE CALL AND WEBCAST

The Company will holde a conference call and webcast to discuss its second quarter fiscal results on Monday, February 12 at 11:00 a.m. EST. Access to the call is available via webcast or direct dial. A link to the webcast and direct dial numbers are provided below:

Conference Call and Webcast Details:

Standard Lithium Fiscal Q2 Earnings Call and Webcast

February 12, 2024 11:00 AM (GMT-05:00) Eastern Time (US and Canada)

Participant Information:

North America Toll-Free: (800) 715-9871

UK Toll-Free: +44.800.358.0970

International Toll: (646) 307-1963

Attendee Webcast Link:

https://events.q4inc.com/attendee/233770702

Qualified Person

Steve Ross, P.Geol., a qualified person as defined by National Instrument 43-101, and Vice President Resource Development for the Company, has reviewed and approved the relevant scientific and technical information in this news release.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of lithium-brine bearing properties in the United States.  The Company prioritizes brine projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting.  The Company aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully-integrated Direct Lithium Extraction (“DLE”) and purification process.  The Company’s signature projects, the Phase 1A Project and the South West Arkansas Project, are located on the Smackover Formation in southern Arkansas, a region with a longstanding and established brine processing industry. The Company has also identified a number of highly prospective lithium brine project areas in the Smackover Formation in East Texas and began an extensive brine leasing program in the key project areas.  In addition, the Company has an interest in certain mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSX Venture Exchange and the NYSE American under the symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”.  Please visit the Company’s website at www.standardlithium.com.

Investor and Media Inquiries

Allysa Howell

Vice President, Corporate Communications

+1 720 484 1147

a.howell@standardlithium.com

Twitter: @standardlithium

LinkedIn: https://www.linkedin.com/company/standard-lithium/

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information.  These forward-looking statements or information may relate to intended development timelines, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information.  Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties.  Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.